SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered
Public Accounting Firm Thereon)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

December 31, 2011 and 2010

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

1. Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

2. Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2011	13

[Letterhead of KPMG LLP]

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee
Cape Bank Employees’ Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 11, 2012

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (note 4)	$8,179,715	$8,480,881
Receivables:
Notes receivable from participants	369,286	357,846
Accrued income	3,898	4,595

Total assets	8,552,899	8,843,322

Liabilities:
Accrued expenses	3,898	4,595

Total liabilities	3,898	4,595

Net assets before adjustment from fair value to contract value	8,549,001	8,838,727

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,048)	(34,443)

Net assets available for benefits	$8,513,953	$8,804,284

See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions:
Net appreciation in fair value of investments (Note 4)	$18,467	$1,053,760
Dividend income	1,356	1,871
Net investment income	19,823	1,055,631

Interest on participant loans	15,971	19,832

Contributions:
Employers’	286,301	287,881
Participants’	651,035	623,832

Total contributions	937,336	911,713

Deductions:
Benefits paid to participants	1,204,575	785,415
Administrative expenses	58,886	51,644

Total deductions	1,263,461	837,059

Net (decrease) increase	(290,331)	1,150,117

Net assets available for benefits:
Beginning of year	8,804,284	7,654,167

End of year	$8,513,953	$8,804,284

See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on November 1, 2007 and is a defined contribution plan covering all full-time employees of Cape Bank (Bank) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Cape Bancorp, Inc.

On November 30, 2011, the Plan was amended and restated effective January 1, 2012 as disclosed in note 7.

(b)	Contributions

Each year, participants may contribute up to 30% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Internal Revenue Code Section 414(v). As disclosed in note 7, participants may also make elective Roth deferrals effective January 1, 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributed 100% of the first 3% and 50% of the next 2% of eligible compensation that participants contributed to the Plan in 2011 and 2010. As disclosed in note 7, there was a change to the matching contribution provisions of the Plan effective January 1, 2012. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer contributions into the various investment options offered by the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, (b) Plan earnings, and (c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer Safe Harbor matching contributions thereon. As disclosed in note 7, the employer Safe Harbor matching contribution was replaced with a discretionary employer contribution effective January 1, 2012. The provisions effective January 1, 2012 provide for immediate 100% vesting by participants in these discretionary employer contributions, if any.

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant’s vested interest in his or her account.

(g)	Notes Receivable from Participants (Participant Loans)

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) notes receivable from participants. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid through payroll deductions. Participant loans are reported at their unpaid principal balance plus accrued interest.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 requires reporting entities to make new disclosures about recurring and nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements, on a gross basis, in the reconciliation of Level 3 fair value measurements. ASU 2010-06 also requires disclosure of fair value measurements by “class” instead of by “major category” as well as any changes in valuation techniques used during the reporting period. For disclosures of Level 1 and Level 2 activity, fair value measurements by “class” and changes in valuation techniques, ASU 2010-06 was effective for reporting periods beginning after December 15, 2009, with disclosures for previous comparative periods prior to adoption not required. The adoption of this portion of ASU 2010-06 did not have a material impact on the Plan’s assets available for benefits or changes therein. For the reconciliation of Level 3 fair value measurements, ASU 2010-06 is effective reporting periods beginning after December 15, 2010. The adoption of this portion of ASU 2010-06 did not have a material impact on the Plan’s assets available for benefits or changes therein.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

In September 2010, the FASB issued Accounting Standards Updated in 2010-25-Plan Accounting – Defined Contribution Pension Plan (Topic 962): Reporting Loans to Participants by Defined Contribution Plans (ASU 2010-25). ASU 2010-25 requires classification of participant loans as notes receivable from participants and the measurement of participant loans at their unpaid principal balance plus accrued interest. ASU 2010-25 is effective for years ending after December 15, 2010 and requires retrospective application. Accordingly, participant loan balances were reclassified to notes receivable from participants as of December 31, 2011 and 2010.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FASB ASC Topic No. 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock and mutual fund: Investments in Bank common stock and in the Federated government obligation money market fund are stated at fair value as determined by quoted market prices (Level 1 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The fair values of common collective trusts are classified within Level 2 of the fair value hierarchy.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis as of December 31, 2011 and 2010 are summarized below:

	Fair value measurements at December 31, 2011 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cape Bancorp, Inc. common stock	$1,019,707	$—	$—	$1,019,707
Federated government obligation fund	45,691	—	—	45,691
Common collective trusts:
Fixed income	—	1,686,656	—	1,686,656
Equity	—	3,557,713	—	3,557,713
Stable value fund	—	1,197,438	—	1,197,438
Target retirement	—	368,577	—	368,577
Non-lending funds	—	303,933	—	303,933
Total investments, at fair value	$1,065,398	$7,114,317	$—	$8,179,715

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

	Fair value measurements at December 31, 2010 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cape Bancorp, Inc. common stock	$1,326,152	$—	$—	$1,326,152
Federated government obligation fund	51,933	—	—	51,933
Common collective trusts:
Fixed income	—	1,703,901	—	1,703,901
Equity	—	3,526,602	—	3,526,602
Stable value fund	—	1,272,449	—	1,272,449
Target retirement	—	295,002	—	295,002
Non-lending funds	—	304,842	—	304,842
Total investments, at fair value	$1,378,085	$7,102,796	$—	$8,480,881

(d)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Invesco Stable Value Fund – Pentegra Share Class (Stable Value Fund). The average yield of the Stable Value Fund for the year ending December 31, 2011 was 1.23% and the average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2011 was 1.99%.

(e)	Payment of Benefits

Benefits are recorded when paid.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(g)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(h)	Concentration of Credit Risk

At December 31, 2011 and 2010, approximately 12% and 15% of the Plan’s assets were invested in Cape Bancorp, Inc. common stock.

(3)	Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4)	Investments

Reliance Trust Company, the custodian of the Plan, held investment assets and executed transactions during the Plan year.

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31
	2011	2010

Cape Bancorp, Inc. common stock, 129,899 and 154,834 shares, respectively	$1,019,707	$1,326,152

Common collective trust funds:
Invesco Stable Value Fund - Pentegra Share Class (Contract Value: 2011 – $1,162,390; 2010 – $1,238,006)	1,197,438	1,272,449
S&P Midcap Index SL Series Fund	1,120,970	1,244,245
S&P 500 Flagship SL Series Fund	1,207,029	1,036,998
Short Term Investment Fund	*	616,966
Daily EAFE SL Index Series Fund	*	439,175
Long U.S. Treasury Index SL Series Fund	426,017	*

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2011	2010
Cape Bancorp common stock	$(82,993)	$278,678
Common/collective trust funds	101,460	775,112
Net appreciation	$18,467	$1,053,760

(5)	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by State Street Global Advisors (SSGA), the Plan’s investment manager and Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions. The Plan also holds shares of Cape Bancorp, Inc. common stock (note 4). Notes receivable from the participants held by the Plan are also considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2011, fees of $2,988 were paid by the Plan to Reliance Trust Company, custodian of the Plan, fees of $44,303 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $3,510 were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions. During 2010, fees of $2,683 were paid by the Plan to Reliance Trust Company, custodian of the Plan, fees of $39,756 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $3,615 were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions.

(6)	Tax Status

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing and regulatory authorities and is currently under audit by the Department of Labor for tax years 2007, 2008, 2009, 2010 and 2011.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Subsequent Events

Effective January 1, 2012, the Plan was amended and restated. The provisions of the amended and restated Plan allow for elective Roth deferrals by participants and replace the employer matching contribution formula with a discretionary form of matching contribution.

SUPPLEMENTAL SCHEDULES

Schedule 1

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Cape Bancorp Common Stock		#	$1,019,707
	Federated Government Obligation Fund	Money Market Fund	#	45,691

	Common Collective Funds:
*	State Street Bank and Trust Company	Short Term Investment Fund	#	420,769
*	State Street Bank and Trust Company	S&P 500 Flagship Non Lending Fund Series A	#	1,207,029
*	State Street Bank and Trust Company	Long US Treasury Index Non Lending Series Fund Cl A	#	426,017
*	State Street Bank and Trust Company	S&P Value Index SL Series Fund	#	192,639
*	State Street Bank and Trust Company**	Invesco Stable Value Fund - Pentegra Share Class	#	1,197,438
*	State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	#	52,546
*	State Street Bank and Trust Company	Moderate Strategic Balanced SL Fund	#	225,866
*	State Street Global Advisors Company	Aggressive Strategic Balanced SL Fund	#	135,078
*	State Street Bank and Trust Company	S&P 500 Growth Index SL Series Fund	#	369,645
*	State Street Bank and Trust Company	S&P MidCap Index Fund Series A	#	1,120,970
*	State Street Bank and Trust Company	Russell 2000 Index Fund Series A	#	331,328
*	State Street Bank and Trust Company	Daily EAFE Index Non Lending Series Fund Class A	#	393,663
*	State Street Bank and Trust Company	REIT Index Non-Lending Series Fund	#	67,533
*	State Street Bank and Trust Company	Target Retirement 2010 Non Lending Series Fund A	#	252
*	State Street Bank and Trust Company	Target Retirement 2015 Non Lending Series Fund Class A	#	196,280
*	State Street Bank and Trust Company	Target Retirement 2025 Non Lending Series Fund Class A	#	85,570
*	State Street Bank and Trust Company	Target Retirement 2035 Non Lending Series Fund Class A	#	60,171
*	State Street Bank and Trust Company	Target Retirement 2045 Non Lending Series Fund Class A	#	26,178
*	State Street Bank and Trust Company	Target Retirement 2055 Non Lending Series Fund Class A	#	126
*	State Street Bank and Trust Company	Passive Bond Market Index Non Lending Series Fund Class A	#	368,819
*	State Street Bank and Trust Company	Nasdaq 100 Index Non-Lending Class A	#	236,400

*	Participant Loans	Interest rates ranging from 4.25% to 9.25%	—	369,286
				$8,549,001

* Denotes party-in-interest
** Represents fair value. The contract value at December 31, 2011 was $1,162,390 for the Invesco Stable Value Fund.
# Investment is participant-directed, therefore, historical cost is not required.

See accompanying report of independent registered public accounting firm.

Schedule 2

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2011

Identity of party involved	Description of Investment	(c ) Purchase Price	(d) Selling price	(e) Lease Rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Single Transactions:

SSgA S&P Midcap Index SL - Cl A	Sold 34,036 units	N/A	$1,122,546	N/A	$–	$1,004,145	$1,108,999	$118,401

SSgA S&P 500 Flagship SL - Cl A	Sold 4,514 units	N/A	$1,183,160	N/A	$–	$1,130,772	$1,170,803	$52,388

SSgA S&P Midcap Index Funds Series A	Purchased 34,065 units	$1,122,546	N/A	N/A	$–	Not applicable	Not applicable	Not applicable

SSgA S&P 500 Flagship Non-lending Fund Series A	Purchased 55,647 units	$1,183,160	N/A	N/A	$–	Not applicable	Not applicable	Not applicable

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 11, 2012	By:	/s/ Guy Hackney
Guy Hackney
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm